United States securities and exchange commission logo





                               April 21, 2021

       Vladimir Tenev
       Chief Executive Officer
       Robinhood Markets, Inc.
       85 Willow Road
       Menlo Park, CA 94025

                                                        Re: Robinhood Markets,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 22,
2021
                                                            CIK No. 0001783879

       Dear Mr. Tenev:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted March 22, 2021

       General

   1. You state that since 2020 you offer a program through which investors have the opportunity to purchase
fractional shares. Please provide us with a complete description of the material terms
and features of this program and your legal analysis whether the offer and sale of the
fractional shares through this program represent the offer and sale of a separate or new
security. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce,
                                                        Fenner & Smith, Inc.,
756 F.2d 230 (2d Cir. 1985) and Abrahamson v. Fleschner, 586
                                                        F.2d 862 (2d Cir.
1977). In your response, address whether fractional share investors receive dividend,
voting, and other rights associated with whole-share ownership and, if so, explain how
fractional share investors are entitled to these rights, whether by contract,
 Vladimir Tenev
FirstName
RobinhoodLastNameVladimir  Tenev
             Markets, Inc.
Comapany
April       NameRobinhood Markets, Inc.
       21, 2021
April 221, 2021 Page 2
Page
FirstName LastName
         applicable law (including Article 8 of the UCC), or both.
2. You state that you offer trading in seven cryptocurrencies through your Robinhood
         Crypto, LLC subsidiary. Please provide us with your legal analysis as to how you conclude that the cryptocurrencies traded on your platform, and others that may be traded in the future, are not securities and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. In your response, please specifically
         address how your    applicable internal policies and procedures
allow you to reach this
         conclusion. In preparing your response, you may find useful the letter
sent by the SEC   s
         Strategic Hub for Innovation and Financial Technology to The New York State
         Department of Financial Services on January 27, 2020, available at https://www.sec.gov/files/staff-comments-to%20nysdfs-1-27-20.pdf.
3. We note your disclosure of your referral program, which provides referring and referred customers with a stock reward ranging from $2.50 to $10 in value, up to $500 annually per referring customers. Please include a section on the Robinhood Referral Program and ensure your revised disclosure addresses the following:
             Provide a full description of the terms and features of the referral program, including how and when you issue the credits of stock rewards;
             Reconcile your disclosure with your website, which states the stock could be valued up to $225;
             Explain how you determine which stock reward to grant and how you determine the value, also addressing whether the referring or referred customer have to provide consideration in any form;
             Explain whether the stock reward is granted from your stock referral inventory or if you purchase the reward from the market;
             Tell us how you are accounting for and value the stock referral inventory as well as how you record the stock reward when you grant it to the referring and referred customer;
             Explain how you determine which customer gets a particular share and further explain what you mean by "up to $500 annually per referring customer." In other words, explain whether these credits granted are on an annual basis or on a one time basis; and
             Discuss all of the costs affiliated with the program and explain your accounting treatment and recognition for such costs. In this regard, clarify where the related costs
              (e.g., stock referral inventory, gain/loss on stock referral inventory issued as rewards, etc.) are reported within your financial statements.

         Please also provide us your analysis how the offer and sale of stock rewards under the referral program complies with Section 5 of the Securities Act.
4. We note the substantial number of graphics in the gatefold and throughout the prospectus, including key performance indicators without accompanying narrative disclosure and numerous customer testimonials. Please revise to ensure that any graphics and accompanying text provide a balanced view of Robinhood and its business. Please also
 Vladimir Tenev
FirstName
RobinhoodLastNameVladimir  Tenev
             Markets, Inc.
Comapany
April       NameRobinhood Markets, Inc.
       21, 2021
April 321, 2021 Page 3
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FirstName LastName
         ensure that graphics including metrics and other key numbers include cross-references to their respective definitions and that customer testimonials are not so extensive that they obscure other prospectus disclosure and do not otherwise include information taken out of context. For guidance, please refer to Securities Act Forms Compliance and Disclosure
         Interpretation 101.02.
Market, Industry and Other Data, page ii

5. It is not appropriate for either you or the underwriters to disclaim the accuracy or completeness of the prospectus disclosure. Please revise the carryover paragraph on pages
         ii     iii accordingly.
Prospectus Summary, page 1

6.       Please revise to provide balanced disclosure in your Summary, Business and MD&A
         sections by discussing material challenges and obstacles you face in light of recent events and the reputational risks described in the risk factors. For example, address changes you have made, are in the process of making, or plan to make in response to complaints about limited customer support. We also note from media accounts that you have removed from
         the app    digital confetti    and other behavioral prompts in
response to criticisms that they
         lead to    gamification    of trading.
7. Please provide an organizational chart outlining your corporate structure and illustrating the relationships of the various entities discussed throughout the filing.
Financial Tool to Financial Network, page 3

8. We note that over 80% of new funded accounts in 2020 were from customers joining your platform organically or through your referral program. Please revise, here and elsewhere as necessary, to provide a clear definition of "organic growth." In addition, clarify if a user (or customer) may have multiple funded accounts (e.g., equity, options, cryptocurrency, cash management, Robinhood Gold, etc.).
Our Opportunity, page 5

9. Please place the second bullet point in context by including disclosure regarding the volume of cryptocurrency trading on the RHC platform, the percentage of Assets Under
         Custody represented by cryptocurrency, and the percentage of transaction-based revenue attributable to cryptocurrency trading.
Implications of Being an Emerging Growth Company, page 11

10. Please provide us copies of all written communications, as defined in Rule 405 under the
         Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact J. Nolan McWilliams at the number below to discuss how to submit the materials, if any, for our review. Vladimir Tenev
Robinhood Markets, Inc.
April 21, 2021
Page 4
Summary Historical Consolidated Financial Data and Other Data, page 16

11. Please revise your tabular presentation to include net income (loss) per share information, here and within your Quarterly Consolidated Statements of Operations on page 114.
Key Performance Metrics, page 18

12. We note your key performance metrics in the table provided, please address the following:
             In regard to Note (1) to the table, revise to disclose the reasons that would cause a funded account to have a balance below zero. Quantify the number of accounts and aggregate account balances at the respective periods ended. Tell us the steps taken to collect the balances owed and where such amounts are recorded in your financial statements.
             Note (2) to the table specifies that MAU is for the month of December in each respective period. Revise your table to also include the MAU for the fiscal year.
             Revise your table to also include a separate metric for MAU with funded accounts.
             Revise your table to also include a separate metric for daily customers and provide a note differentiating this metric from MAU.
             In regard to Note (3) to the table, revise to quantify each asset class within your assets under custody (i.e., equities, options, cryptocurrency and cash held by users in their accounts, net of customer margin balances).
Risk Factors, page 23

13. We note several risk factors in which you describe the risks that payment for order flow may be subject to greater regulation or disfavored by customers. Please add a risk factor describing risks to investors from payment for order flow practices, including the potential for conflicts of interest on the part of market-makers. Please also describe the risks to the extent that transaction-based revenues are derived from a limited number of market-
         makers.
Our compliance and risk management policies and procedures, page 58

14. Please place this risk factor in context by describing specific compliance risks associated with your various lines of business. For example, describe the risks associated with your fractional share program, including risks associated with the failure to report trades to trade execution facilities or comply with other public reporting requirements.
Use of Proceeds, page 89
FirstName LastNameVladimir Tenev
15. To the extent known, please quantify the estimated amount of proceeds to be used for
Comapany   NameRobinhood
       capital               Markets,
               expenditures and to fundInc.
                                        the tax remittance obligations
described in the third
       paragraph.
April 21, 2021 Page 4
FirstName LastName
 Vladimir Tenev
FirstName
RobinhoodLastNameVladimir  Tenev
             Markets, Inc.
Comapany
April       NameRobinhood Markets, Inc.
       21, 2021
April 521, 2021 Page 5
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FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 102

16. Please briefly explain the importance of Monthly Average Users to the management of your business and explain how MAU correlates to growth in cumulative net deposits, revenue, and other key performance indicators. In addition, please further define the nature of the activity that counts a user as being "active." That is, clarify whether these users are recurring, indicate why a user would remain active on a monthly basis and disclose whether there is a requirement to access your platform on a monthly basis.
         Please also balance your discussion of MAU growth by briefly discussing the limitations of the metric, including that it does not measure the depth or quality
of the user   s
         experience.
Our Business Model
New Customer Growth, page 103

17.      Please substantiate that your platform has    high engagement    and
briefly discuss how you
         measure potential customer engagement and the extent to which customer engagement correlates to revenues.
18. Please disclose and discuss the changes in the incurred average customer acquisition costs for fiscal 2019 and 2020, as well as the revenue payback period recognized for the year ended December 31, 2020. Please also briefly explain the significance of reducing average revenue payment period, quantify the efficiencies in marketing expenses as a result, and discuss whether you expect this trend will continue. Customer Relationship Expansion, page 104

19. Please quantity cumulative net deposits by cohort for each year presented in the chart on page 104. To the extent material, discuss any reasons for variances among different cohorts in year over year growth. Similarly, please revise the Annual Revenue by Annual
         Cohort chart on page 105.
Annual Revenue by Annual Cohort, page 105

20. Please disclose the average revenues per user for the periods and provide expanded disclosure discussing how the increases in both net cumulative funded accounts and monthly average users correlate with the increases in revenues being recognized.
21. Please disclose the amount of cash outflows due to debit card transactions as well as identifying the associated debit card fees recognized in each period. Key Performance Metrics
Revenue Payback Period, page 106

22. We note your discussion of the revenue payback period and how the calculation excludes
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FirstName
RobinhoodLastNameVladimir  Tenev
             Markets, Inc.
Comapany
April       NameRobinhood Markets, Inc.
       21, 2021
April 621, 2021 Page 6
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         certain costs. Please revise to explain in sufficient detail how the amounts attributable to each excluded item (i.e., customer goodwill, gains/losses on stock referral inventory, and headcount, occupancy and depreciation attributed to the marketing team) are determined
         and allocated.
Key Factors Driving Our Performance, page 107

23. Please discuss, including quantitatively where possible, any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. We note by way of example your general discussion of key drivers, including seasonality, consumer behavior, market trends, and macroeconomic events, your disclosure in the carryover risk factor on pages 24-25 that you expect growth rates of revenue, MAUs, AUC, and Net Cumulative Funded Accounts to decline in future periods, and the impact of the pandemic you discuss in the carryover risk factor on pages 32-33. Refer to Item 303(a) of Regulation S-K and
Section III.B.3. of
         Release No. 33-8350.
Investing in Our Platform, page 108

24. Please quantify the estimated investments in platform capabilities and regulatory and compliance functions and discuss the key milestones and time frames to implement each investment. To the extent this is not yet known, briefly describe the factors you will consider in determining the amount and timing of these investments. Revenues
Transaction-based revenues, page 109

25. We note your disclosure that 75% of your revenues are derived from payment for order flow. Please identify the participating market-makers and disclose the percentage of revenues attributable to each respective market-maker.
Revenues, page 111

26. We note your discussion of transaction-based revenues. Please revise to address the following:
             Discuss and disclose the transaction-based revenues for equities, options and cryptocurrencies separately for the periods presented.
             Provide a more granular discussion of the changes in transaction volumes along with average fee rates for the periods presented.
             Explain and quantify how the fractional shares program impacts your transaction-
              based revenues, and provide volume and fee rate information.
27. Please revise to separately discuss and quantify the interest revenues recognized on securities lending activities, margin loans as well as amounts earned related to cash and deposits with clearing organizations for the periods presented. Vladimir Tenev
Robinhood Markets, Inc.
April 21, 2021
Page 7
28. Please revise to disclose the loan margin balances outstanding at each period as well as the average interest rate on these loans.
29. Please revise to disclose the interest expense recognized on the revolving credit facilities in each period presented.
30. We note your discussion of other revenues. Please revise to address the following:
             Separately discuss and quantify the Robinhood Gold subscription revenues and the proxy rebate revenues recognized for the periods presented.
             Expand your disclosure to quantify the number of Robinhood Gold subscribers for each of the periods presented.
             Describe the nature of proxy rebate revenue and expand your revenue recognition policy within your notes to the consolidated financial statements to describe how you account for this revenue stream.
Operating Expenses, page 112

31. Please revise to separately discuss and quantify the changes in the individual cost components for each operating expense identified for the periods presented.
32. Please revise to provide a more thorough discussion of the nature of Fraudulent Deposit
         Transactions, the frequency of these transactions, how you determine the credit losses for these transactions and the reasons for the increase in the provision for credit losses.
         Further quantify the amounts recognized in each period and the steps being taken to reduce or remediate these issues.
33. Please revise to provide a specific and through discussion of the margin lending business addressing the collateral requirements as well as the procedures in place to prevent losses.
34. Please revise to provide an aging analysis of the unsecured receivable balances as well as a rollforward of the allowance for credit losses for the periods presented.
Expanding Internationally, page 136

35. Please clarify your plans to pursue international expansion, including the time frame and factors you consider in determining whether to proceed.
Our Commitments and Responsibilities, page 137

36. Please refer to "Quality Execution" on page 138. To the extent you believe your execution quality exceeds your duty under the federal securities laws to regularly and rigorously review execution quality, please briefly describe how so and discuss your basis for this
FirstName       belief.
            LastNameVladimir    Tenev
Comapany
37.         NameRobinhood
       Please                 Markets, Inc.
               discuss your investment in expanding customer support functions, including estimated  expenditures,
April 21, 2021 Page 7           material milestones, and the time frame for
implementation.
FirstName LastName
 Vladimir Tenev
FirstName
RobinhoodLastNameVladimir  Tenev
             Markets, Inc.
Comapany
April       NameRobinhood Markets, Inc.
       21, 2021
April 821, 2021 Page 8
Page
FirstName LastName
Robinhood Crypto, page 141

38. Please revise your disclosure to describe in greater detail how cryptocurrency trading works through your platform, including the roles played by your affiliates, third-party banks, and trading venues in facilitating cryptocurrency trades.
39. We note your disclosure that you intend to provide your customers with the ability to deposit or withdraw your seven traded cryptocurrencies into or from your platform in the future. Please revise to disclose your anticipated time frame for providing this service, including any specific milestones and the anticipated costs associated with it.
40. Please discuss here crypto asset forks and airdrops and describe the criteria you use in determining whether to support forked or airdropped crypto assets. Please also explain the potential impact of such determinations on your customers. We note your statement in the first full risk factor on page 64 that you may not wish or be able to support an asset resulting from the fork of a network.
Certain Relationships and Related Person Transactions
Convertible Note and Warrant Financings, page 182

41. We note the issuances of two tranches of convertibles notes and warrants in February
         2021. Please revise to indicate if the convertible notes were issued with a beneficial conversion feature and if so, discuss the accounting and your consideration of ASC 470-
         20 and ASC 815-15. In addition, clarify how the company will account for the warrants issued with the convertible notes.
Third-Party Tender Offers and Secondary Sales, page 182

42. We note your discussion of the 2019 Tender Offer; however, it is not clear why the 2020
         Tender, as discussed on page F-30 and F-32 (Share-Based Compensation and Related
         Party Transactions, respectively) has not been disclosed here as well. Please revise to disclose the terms of the 2020 Tender Offer, or explain why this information has been excluded.
Description of Capital Stock, page 186

43. You state that the disclosure in this section is qualified in part by reference to applicable provisions of the Delaware General Corporation Law. It is not appropriate to qualify prospectus disclosure by reference to information not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly. Notes to the Consolidated Financial Statements
Note 1 - Description of Business and Summary of Significant Accounting Policies Revenue Recognition, page F-9

44. Please revise to disclose your revenue recognition policy for your fractional shares
 Vladimir Tenev
FirstName
RobinhoodLastNameVladimir  Tenev
             Markets, Inc.
Comapany
April       NameRobinhood Markets, Inc.
       21, 2021
April 921, 2021 Page 9
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FirstName LastName
         program.
45. We note from the fee schedule presented on your website that you charge regulatory trading fees (e.g., Regulatory and TAF, etc.). Please revise your policy disclosure to explain your accounting treatment and clarify where those amounts are reported in your statements of operations.
Other Current Assets, page F-15

46. Please revise to separately disclose the amounts of each component included in the other assets line item (i.e., user-held fractional shares, securities owned by Robinhood for the stock referral program, prepaid expenses, and other receivables, etc.) and clarify whether any of the balances include digital assets. For user-held fractional shares and securities owned by Robinhood for the stock referral program disclose the aggregate fair value and aggregate cost for the periods presented. In addition, quantify gains and losses on securities in the stock referral program and clarify where those gains and losses are reported in your consolidated statements of operations.
Note 10 - Mezzanine Equity, Common Stock and Stockholders' Deficit
Share-Based Compensation, page F-30

47. We noted your disclosure of the 2020 Tender Offer and the related accounting treatment. Please revise to quantify the amount of the remaining liability after the repurchase of tendered shares that was reclassified to stockholders equity. Disclose where this amount is presented within your consolidated statements of mezzanine equity and stockholders' deficit and consider disaggregating your disclosure on page F-7, if significant.
48. We note your disclosure regarding the 2019 Tender Offer. Provide a comparison of the terms of the 2019 Tender Offer and 2020 Tender Offer, including waivers of transfer restrictions, administration assistance and accounting treatment. Tell us, and revise your disclosure to clarify, if there were any tender offers or similar transactions prior to 2019
         (e.g., 2018 Secondary Sales, as discussed on page 183) that may have demonstrated an established pattern of cash settlement of immature shares and stock options. Similar to our comment above, if applicable, disclose where amounts are presented within your consolidated statements of mezzanine equity and stockholders' deficit and consider disaggregating your disclosure on page F-7, if significant.
Note 13 - Commitments and Contingencies
Contingencies, page F-33

49. We note in certain circumstances (e.g., Potential Resolution of FINRA Matters on page F-
         35 and Robinhood Crypto Anti-Money Laundering and Cyber-Related Issues on page F-
         36) you have recorded accruals representing the bottom of the range of your probable losses. If it is reasonably possible that a loss or an additional loss in excess of the amount of the loss accrued may have been incurred, revise to disclose an estimated range;
 Vladimir Tenev
Robinhood Markets, Inc.
April 21, 2021
Page 10
      otherwise, provide a statement that such an estimate of the possible loss or range of loss cannot be made, if true. Refer to ASC 450-20-50-3 through 50-8.
Exhibits

50. Please file the agreement with Amazon Web Services, the agreements with market-makers relating to payment for order flow arrangements, and the credit facilities described on page 117 as exhibits to the registration statement or, for a particular agreement, tell us why this is not required under Item 601(b)(10) of Regulation S-K.
        You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Hugh West,
Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-
Advisor, at (202) 551-3217 or Sandra Hunter Berkheimer, Legal Branch Chief, at
(202) 551-
3758 with any other questions.



                                                            Sincerely,
FirstName LastNameVladimir Tenev
                                                            Division of
Corporation Finance
Comapany NameRobinhood Markets, Inc.
                                                            Office of Finance
April 21, 2021 Page 10
cc:       D. Scott Bennett
FirstName LastName